82-57

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

04 MAR 31 AM 7:21

CORPORATE - SECRETARIAL - FACSIMILE

04024001

To:	*The Toronto Stock Exchange*
	Attention: Manager, Market Surveillance
Fax Number:	(416) 646-7263
To:	*New York Stock Exchange*
	Attention: Elizabeth V. Montz
Fax Number:	(212) 656-5071/5072
To:	*Securities and Exchange Commission*
	Attention: Filing Desk, Stop 1-4
Fax Number:	(202) 942-9628
From:	Brenda Hounsell, Corporate Secretarial Department
Date:	March 29, 2004 Time: 1:45 PM MST
Number of Pages (including Cover)	3

SUPPL

PROCESSED
APR 06 200
THOMSON FINANCIAL

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire immediately:

" ***TransCanada Corporation to Sell Two U.S. Power Plants***"

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If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

TransCanada
In business to deliver

NewsRelease

TransCanada Corporation to Sell Two U.S. Power Plants

CALGARY, Alberta –March 29, 2004 – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation today announced it has entered into an agreement to sell the ManChief and Curtis Palmer power facilities for US$402.6 million (CDN$531.4 million) to TransCanada Power, L.P. (the Partnership). TransCanada expects to recognize a gain on the sale of these assets of approximately $10 million after tax. The sales are subject to certain post closing adjustments, approval by Partnership unitholders and applicable regulatory approvals. TransCanada expects to complete the sales of these assets on or about May 5, 2004.

"This sale is consistent with our portfolio management strategy to divest mature assets and redeploy capital to allow TransCanada to pursue growth opportunities," said Hal Kvisle, TransCanada's chief executive officer. "Proceeds from the sale will contribute to our on-going objective of maintaining our strong financial position."

The ManChief Power Plant is a 300 megawatt (MW) natural-gas-fired facility located near Brush, Colorado, approximately 145 kilometers northeast of Denver. Electricity from the plant is sold to Public Service Company of Colorado under power sales contracts that expire in 2012. TransCanada acquired the ManChief Power Plant in November 2002.

The Curtis Palmer plant is a hydroelectric facility with a total generating capacity of approximately 60 MW and is located near Corinth, New York, approximately 65 kilometres north of Albany. The entire output from the facility is sold to Niagara Mohawk Power Corporation under a power purchase agreement with a remaining term of approximately 23 years. TransCanada acquired the Curtis Palmer facility in July 2001.

A wholly owned subsidiary of TransCanada Corporation manages the Partnership and the operation of the assets owned by the Partnership, and currently owns 35.6 per cent of the Partnership.

In a separate news release today, the Partnership announced financing details of the transaction, including the offering of Subscription Receipts and a bridge loan facility. In addition, there will be a concurrent offering of 540,000 Subscription Receipts, which will be purchased by TransCanada for an aggregate purchase price of approximately $20 million. Subsequent to the transaction TransCanada's ownership interest in the Partnership will be reduced to approximately 30.5 per cent.

The Partnership's unitholders will be asked at a special meeting to be held on April 29, 2004 to remove the Partnership's obligation to redeem all units not owned by TransCanada in 2017.

As a result of the removal of the redemption obligation and the reduction in ownership interest, upon closing TransCanada expects to recognize a gain of approximately $165 million after tax. This amount primarily reflects the recognition of unamortized gains on previous Partnership transactions.

TransCanada is a leading North American energy company. TransCanada is focused on natural gas transmission and power services with employees who are expert in these businesses. TransCanada's network of approximately 39,000 kilometres (24,200 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. TransCanada's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit TransCanada on the Internet at www.transcanada.com for more information.

All dollar amounts in CDN$ unless otherwise indicated. U.S. dollar amounts translated using exchange rate of US$1 = CDN$1.32.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	TransCanada	Kurt Kadatz / Anita Perry	(403) 920-7877
Investor & Analyst Inquiries:	TransCanada	David Moneta / Debbie Stein	(403) 920-7911

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RECEPTION OK

TX/RX NO	9235
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	03/29 15:37
USAGE T	01'12
PGS.	3
RESULT	OK